TSMC Reports Third Quarter EPS of NT$17.44

HSINCHU, Taiwan, R.O.C., Oct. 16, 2025 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$989.92 billion, net income of NT$452.30 billion, and diluted earnings per share of NT$17.44 (US$2.92 per ADR unit) for the third quarter ended September 30, 2025.

Year-over-year, third quarter revenue increased 30.3%, while net income and diluted EPS increased 39.1% and 39.0% respectively. Compared to second quarter 2025, third quarter results represented a 6.0% increase in revenue and a 13.6% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $33.10 billion, which increased 40.8% year-over-year and increased 10.1% from the previous quarter.

Gross margin for the quarter was 59.5%, operating margin was 50.6%, and net profit margin was 45.7%.

In the third quarter, shipments of 3-nanometer accounted for 23% of total wafer revenue; 5-nanometer accounted for 37%; 7-nanometer accounted for 14%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 74% of total wafer revenue.

“Our business in the third quarter was supported by strong demand for our leading-edge process technologies,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into fourth quarter 2025, we expect our business to be supported by continued strong demand for our leading-edge process technologies.”

Based on the Company’s current business outlook, management expects the overall performance for fourth quarter 2025 to be as follows:

•Revenue is expected to be between US$32.2 billion and US$33.4 billion;

And, based on the exchange rate assumption of 1 US dollar to 30.6 NT dollars,

•Gross profit margin is expected to be between 59% and 61%;
•Operating profit margin is expected to be between 49% and 51%.

TSMC’s 2025 third quarter consolidated results:
(Unit: NT$ million, except for EPS)

	3Q25 Amount[a]	3Q24 Amount	YoY Inc. (Dec.) %	2Q25 Amount	QoQ Inc. (Dec.) %
Net sales	989,918	759,692	30.3	933,792	6.0
Gross profit	588,543	439,345	34.0	547,369	7.5
Income from operations	500,685	360,766	38.8	463,423	8.0
Income before tax	525,369	384,187	36.7	493,036	6.6
Net income	452,302	325,258	39.1	398,273	13.6
EPS (NT$)	17.44[b]	12.54[c]	39.0	15.36[d]	13.6
a: 3Q2025 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares
c: Based on 25,928 million weighted average outstanding shares
d: Based on 25,929 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,878 products for 522 customers in 2024 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Senior Vice President and CFO	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.712-5036 Mobile: 886-988-239-163 E-Mail:press@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.712-6541 Mobile: 886-978-111-503 E-Mail:press@tsmc.com